SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SHAREHOLDERS’ AGREEMENT OF

EG PARTICIPAÇÕES S.A.

This Shareholders’ Agreement is executed between the parties identified below, as follows:

(a)        GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., a corporation with office at Avenida Afrânio de Melo Franco, No. 135, Leblon, in the City and State of Rio de Janeiro, enrolled with Corporate Taxpayer Identification Number (“CNPJ/MF”) under No. 27.865.757/0001-02, herein represented in accordance with its articles of incorporation (hereinafter “GLOBO”);

(b)       EMBRATEL PARTICIPAÇÕES S.A., a corporation with office at Rua Regente Feijó, No. 166, 16th Floor, Room 1687-B, Centro, in the City and State of Rio de Janeiro, enrolled with CNPJ/MF under No. 02.558.124/0001-12, herein represented in accordance with its articles of incorporation (hereinafter “EMBRAPAR”); and EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, with office at Avenida Presidente Vargas, No. 1.012, in the City and State of Rio de Janeiro, enrolled with CNPJ/MF under No. 33.530.486/0001-29, herein represented in accordance with its articles of incorporation (collectively with EMBRAPAR, hereinafter referred to as “EMBRATEL”);

and furthermore, as intervening parties,

(c)        EG PARTICIPAÇÕES S.A., a corporation with office at Rua Regente Feijó, No. 166. 16º Floor (Part), in the City and State of Rio de Janeiro, ZIP CODE 20060-060, enrolled with CNPJ/MF under No. 15.637.676/0001-68, herein represented in accordance with its articles of incorporation (hereinafter “NEWCO”);

(d)       NET SERVIÇOS DE COMUNICAÇÃO S.A., a corporation with office at Rua Verbo Divino, No. 1356, in the City and State of São Paulo, enrolled with CNPJ/MF under No. 00.108.786/0001-65, herein represented in accordance with its articles of incorporation (hereinafter “NET SERVIÇOS”); and

(e)        AMERICA MÓVIL S.A.B. DE C.V., a company duly organized and existing under the laws of Mexico, with office at Lago Zurich 245 – Plaza Carso, Edifício Telcel Colonia – Granada Ampliación, DF 11529, Mexico City, Mexico, herein represented in accordance with its articles of incorporation (hereinafter “AMERICA MÓVIL”).

WHEREAS GLOBO and EMBRATEL (the “NEWCO Shareholders”) are the holders, on the date hereof, of all common shares and preferred shares (the “NEWCO Shares”) issued by NEWCO, as described in the following table:

Shareholder	Common Shares (ON)	% ON	Preferred Shares (PN)	% PN	Total Shares (ON + PN)	% Total Capital (ON + PN)
GLOBO	3,449,772	49,00%	7,040,352	100%	10,490,124	74.50%
EMBRATEL	3,590,580	51,00%	0	0,00%	3,590,580	25.50%
Total	7,040,352	100%	7,040,352	100%	14,080,704	100%

WHEREAS NEWCO and EMBRATEL are holders, on the date hereof, of common shares (the “NET Shares”) and of preferred shares issued by NET SERVIÇOS, as described in the following table:

Shareholder	Common Shares (ON)	% ON	Preferred Shares (PN)	% PN	Total Shares (ON + PN)	% Total Capital (ON + PN)
NEWCO	14,080,704	12.30%	0	0%	14,080,704	4.11%
EMBRATEL	89,446,769	78.15%	223,080,448	97.63%	312,527,217	91.13%
Total	103,527,473	90.45%	223,080,448	97.63%	326,607,921	95.23%

WHEREAS AMERICA MÓVIL indirectly holds approximately 98.1% of the total capital stock and 98.2% of the voting stock of EMBRATEL;

WHEREAS GLOBO and EMBRATEL wish to establish rules with respect to the Transfer of its NEWCO Shares and of the NET Shares by NEWCO and by EMBRATEL, binding them to this Shareholders’ Agreement, as well as to regulate the exercise of the voting rights of the NEWCO Shares by GLOBO and EMBRATEL, in addition to other matters set forth herein; and

WHEREAS on the date hereof, NEWCO, EMBRATEL and AMERICA MÓVIL executed the shareholders’ agreement of NET SERVIÇOS, which sets forth certain provisions that shall govern the relationship of NEWCO and of EMBRATEL with respect to their equity interest in NET SERVIÇOS, including, without limitation, to the exercise of the voting right within the scope of NET SERVIÇOS and its subsidiaries (“NET Shareholders’ Agreement”);

NOW, THEREFORE, the parties resolve to execute this Shareholders’ Agreement, hereinafter referred to as “Shareholders’ Agreement”, pursuant to the provisions of article 118 and paragraphs of Law No. 6404/76, which shall be governed by the following terms and conditions.

1.         DEFINITIONS

1.1.      For purposes of this Shareholders’ Agreement and without prejudice to other definitions contained in the remaining Articles of this Shareholders’ Agreement, the following expressions shall have the meaning attributed to them below.

“Affiliate” means, with respect to a certain Person, any other Person directly or indirectly Controlled by, under common Control with or which Controls the first Person;

“NEWCO Shareholders” means GLOBO and EMBRATEL, as well as any of their respective successors or assigns, pursuant to the terms of and as permitted by this Shareholders’ Agreement;

“Offered Shares” means NEWCO Shares and/or NET Shares subject to the Tag-Along Right and to the Right of First Refusal, as defined in Article 3.3;

“NET Shares” means the voting common shares issued by NET SERVIÇOS and held by NEWCO and by EMBRATEL, as identified in the Recitals above, as well as any common share issued by NET SERVIÇOS that NEWCO and/or EMBRATEL and/or their respective Related Parties acquire in the future, upon, without limitation, subscription in capital increase, bonus, share split, reverse split, conversion of debentures into NET Shares, conversion of preferred shares in NET Shares or exchange;

“NEWCO Shares” means the voting common shares and the preferred shares issued by NEWCO and held by GLOBO and by EMBRATEL, as identified in the Recitals above, as well as any common share of common and preferred share issued by NEWCO that the NEWCO Shareholders and/or their respective Related Parties come to hold in the future, upon, not limited to, subscription in capital increase, bonus, shares split, reverse split, conversion of debentures into shares or exchange;

“Shareholders’ Agreement” means this shareholders’ agreement;

“NET Shareholders’ Agreement” means NET Shareholders’ Agreement executed on the date hereof between NEWCO and EMBRATEL;

“ANATEL” means the National Agency of Telecommunications;

“BM&FBOVESPA” means BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros;

“CADE” means the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica);

“International Channel” means the Contents the broadcast rights of which, in Brazil, do not fully belong, directly or indirectly, to a Brazilian Person;

“NET SERVIÇOS Competitor” means any company or Affiliate of such company, joint venture, consortium, association, strategic venture or similar entity the main business of which, in Brazil, is any communication services, including, without limitation, (i) provision of pay-television services in Brazil; (ii) telecommunications services; (iii) printed, spoken or other media; (iv) TV station; and/or (v) business involving the supply or production of Contents for any of the above; and furthermore, notwithstanding the provisions hereof, any company or Related Party of such company, joint venture, consortium, association, strategic venture or similar entity belonging to the groups Televisa  or Cisneros and their respective Affiliates or any other entity that is not an Affiliate of these groups, but which has been organized by Televisa  or Cisneros  for the main purpose of engaging in activities involving the production and distribution of Contents. For purposes of this definition, a “NET SERVIÇOS Competitor” shall not include any of the parties to this Shareholders’ Agreement or their respective Related Parties, provided the activities of these Related Parties do not breach the provisions of Article 8 of this Shareholders’ Agreement;

“Content(s)” means all audio, video and audiovisual signals, (including, without limitation, channels, specific shows, pay-per-view events, walled garden, digital improvements and interactive services) which can be seen or interacted by end users by means of a television screen or video monitor;

“Brazilian Contents” means Contents that: (i) use the Portuguese language; (ii) are dubbed or subtitled in Portuguese, except if originally created, produced and generated outside Brazil by non-Brazilian persons for an international transmission in good faith that does not have Brazil as its main target market; (iii) include Brazilian persons (whether resident in Brazil or not) appearing in the audiovisual material; or (iv) have been originally created or produced or which significantly use material or rights created, produced or generated in Brazil. Small quantities of interstitial shows in Portuguese or, in the event of twenty-four (24)-hour channels, small blocks of Brazilian shows that do not exceed, in the aggregate, one (1) hour a day shall not be deemed Brazilian Contents;

“Control” (including the terms “controlled by”, “controlling” and “under common control with”) means the power to directly or indirectly conduct or cause conduction of the management policies of a Person, either by means of voting equity interest, by agreement or otherwise;

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in Rio de Janeiro or in São Paulo, Brazil, are authorized or are required by law to remain closed;

“Right of First Refusal” means the right of first refusal in the Transfers of NEWCO Shares and/or NET Shares pursuant to Article 3.3.1 of this Shareholders’ Agreement;

“Tag-Along Right” means the tag-along right in Transfers of NEWCO Shares and/or NET Shares pursuant to Article 3.3.1 of this Shareholders’ Agreement;

“EMBRATEL” means, collectively, EMBRATEL PARTICIPAÇÕES S.A. and EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, as defined in the preamble;

“By-Laws of NET SERVIÇOS” means the adjusted By-Laws of NET SERVIÇOS, as approved by the shareholders of NET SERVIÇOS gathered in a Special Shareholders’ Meeting held on April 5, 2012;

“By-Laws of NEWCO” means the adjusted By-Laws of NEWCO;

“GLOBO” means GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., as defined in the preamble;

“ICC” means the International Chamber of Commerce;

“Relevant Matters” means the Relevant Matters Subject to Special Quorum of the Board of Directors and the Relevant Matters Subject to Special Quorum of the Shareholders’ Meeting, as the case may be;

“Relevant Matters Subject to Special Quorum of the Shareholders’ Meeting” means the matters to be resolved by the Shareholders’ Meeting of NET SERVIÇOS and its subsidiaries, as set forth in Article 6.6 of this Shareholders’ Agreement, which are subject to the resolution of a Prior Meeting of NET, with special quorum, pursuant to Article 6.5 of this Shareholders’ Agreement;

“Relevant Matters Subject to Special Quorum of the Board of Directors” means the matters to be resolved by the Board of Directors of NET SERVIÇOS and of its subsidiaries, as set forth in Article 6.7 of this Shareholders’ Agreement, which are subject to the resolution of a Prior Meeting of NET, with special quorum, pursuant to Article 6.5 of this Shareholders’ Agreement;

“NET SERVIÇOS” means NET SERVIÇOS DE COMUNICAÇÃO S.A., as defined in the preamble;

“NEWCO” means EG PARTICIPAÇÕES S.A., as defined in the preamble;

“Notice” means the written notice for exercise of the Tag-Along Right or for exercise of the Right of First Refusal to be sent by the Offering Shareholder to the Offered Shareholder as defined in Article 3.3;

“Lien” means any judicial or extrajudicial lien, encumbrance or charge, options, rights of first refusal, usufruct and other claims or restrictions of any kind;

“Operator” means the provider of Conditional Access Service (Serviço de Acesso Condicionado – “SEAC”), as defined in Law No. 12485/11 and the pay-television service providers that have still not migrated their respective grants to the new service under the system of Law No. 12485/11, i.e., (i) cable television providers, (ii) providers of multichannel multipoint signal distribution services, (iii) providers of special UHF pay-television services and/or (iv) providers of satellite signals distribution services, all present in the Brazilian market by means of a group of equipment and facilities that enable the receipt of Contents and the distribution thereof to subscribers.

“Related Parties” or “Related Party” means, with respect to any of the NEWCO Shareholders, at any time, any person(s) that Control(s) it, which is(are) Controlled by it or which is(are) under common Control with this same NEWCO Shareholder, or of which this NEWCO Shareholder is part of the Control group;

“Adjusted Equity Interest” of each NEWCO Shareholder means the result, at any time, of the sum (i) of the quotient (expressed as a percentage) obtained by dividing the number of NET Shares directly held by such NEWCO Shareholder by the total number of NET Shares existing until that time, with (ii) the product of the multiplication (x) of the quotient (expressed as a percentage) obtained by dividing the number of NEWCO Shares (without any distinction in view of the different types and classes of NEWCO Shares) directly held by such NEWCO Shareholder by the total number of NEWCO Shares existing at that specific time, by the (y) quotient (expressed as a percentage) obtained by dividing the number of NET Shares directly held by NEWCO by the total NET Shares existing at the time at issue;

“Person” means any individual, legal entity or unincorporated entity, governed by public or private law, including, without limitation, companies of any kind, of fact or of law, consortium, partnership (with or without limitation of liability), association, joint venture, investment funds, trust and universality of rights;

“Brazilian Person” means, (i) in the event of individuals, any individual born in Brazil or naturalized Brazilian for more than ten (10) years, or, (ii) in the other cases, any Person organized under the Brazilian law, with its principal place of business and management in Brazil (as applicable), and at least seventy percent (70%) of the total and voting capital stock and Control of which are directly or indirectly held by a Brazilian Person;

“Equivalent Platform” has the meaning attributed to it in Article 6.7 (b) of this Shareholders’ Agreement;

“Offeror” means the third party in good faith that has formulated an offer for the acquisition of NEWCO Shares and/or NET Shares and which results in the exercise of the Right of First Refusal and of the Tag-Along Right, as defined in Article 3.3;

“Offer” means the relevant terms and conditions of the offer made by Offeror, as defined in Article 3.3;

“Prior Meeting” has the meaning attributed to it in Article 6.2 of this Shareholders’ Agreement;

“NET Prior Meetings” means NET Prior Meetings as set forth and defined in NET Shareholders’ Agreement, which shall be held to determine the vote of EMBRATEL and NEWCO with respect to any and all Relevant Matters;

“Transfer” (and its verbal derivatives) means the sale, promise to sell, disposition, encumbrance, assignment, usufruct, grant of put or call option, exchange, contribution to the capital stock of other company, transfer or any other form of loss of title, disposition, assignment or encumbrance, directly or indirectly, of NEWCO Shares or NET Shares directly or indirectly held, at any time, by GLOBO, by EMBRATEL or by NEWCO, as well as of the rights inherent in these NEWCO Shares and NET Shares, subject to the provisions of Article 3 below.

1.2       Whenever this Agreement refers to a certain number of NEWCO Shares or NET Shares, such number shall be automatically adjusted in the event of any possible bonus, stock split, reverse split, conversion or exchange, as approved within the scope of NEWCO or of NET SERVIÇOS, as the case may be.

2.         SHARES SUBJECT TO THE AGREEMENT

2.1.      This Shareholders’ Agreement shall be binding upon all NEWCO Shares, representing the capital stock of NEWCO, which the NEWCO Shareholders hold or come to hold in the future, and all NET Shares, representing the capital stock of NET SERVIÇOS, which NEWCO and EMBRATEL hold or come to hold in the future, which shall be subject to all provisions of this Shareholders’ Agreement, including those relating to the Transfer, Right of First Refusal for acquisition thereof, Tag-Along Right, as well as the exercise of voting rights as set forth in this Shareholders’ Agreement.

2.2.      GLOBO and EMBRATEL hereby represent and warrant that they are the owners and lawful holders of the NEWCO Shares, and NEWCO and EMBRATEL represent and warrant that they are the owners and lawful holders of the NET Shares, as well as that they are free and clear of any and all Liens, except as otherwise provided in this Shareholders’ Agreement and in NET Shareholders’ Agreement.

3.         RIGHT OF FIRST REFUSAL AND TRANSFER OF THE SHARES

3.1.      The NEWCO Shares held by the NEWCO Shareholders and the NET Shares held by NEWCO and by EMBRATEL may not be Transferred, encumbered or burdened, during effectiveness of this Shareholders’ Agreement and of NET Shareholders’ Agreement, directly or indirectly, without compliance with the provisions of this Shareholders’ Agreement and of NET Shareholders’ Agreement.

3.1.1.   Any legal transaction, including voting or Transfer agreements, involving the NEWCO Shares and the NET Shares, as well as subscription rights, warrants, debentures convertible into or exchangeable for NEWCO Shares or NET Shares, or any other security directly or indirectly attributing equity interest in NEWCO or NET SERVIÇOS, may only be carried out pursuant to the applicable law. In addition, any of these legal transactions carried out in noncompliance with the provisions of this Article and of NET Shareholders’ Agreement shall be expressly null and void, in which case NEWCO and NET SERVIÇOS may not carry out the Transfer or annotation in its records of these transactions and of the securities involved in these transactions.

3.1.2.   GLOBO and EMBRATEL shall neither encumber nor create any Lien on its NEWCO Shares and/or NET Shares, except as permitted pursuant to this Shareholders’ Agreement. In any event of permitted Lien under this Shareholders’ Agreement: (i) the beneficiary of the guarantee shall agree to comply with the applicable provisions of this Shareholders’ Agreement and of NET Shareholders’ Agreement, especially the provisions of this Article 3, in the event of foreclosure on the guarantee; and (ii) the beneficiary of the guarantee shall have no voting or veto rights set forth in this Shareholders’ Agreement or in NET Shareholders’ Agreement as a result of the NEWCO Shares and of the NET Shares offered as guarantee.

3.2.      Without prejudice to the rules set forth in Articles 3.3 through 3.5 below, in the event GLOBO or EMBRATEL wishes to Transfer, wholly or in part, the NEWCO Shares or the NET Shares held by them to a third party, the following rules shall be observed:

(a)        GLOBO and EMBRATEL shall have the right to Transfer their NEWCO Shares and NET Shares subject to this Shareholders’ Agreement and to NET Shareholders’ Agreement by means of private negotiations, subject to the Tag-Along Right and to the Right of First Refusal of the other NEWCO Shareholder and to the resulting transfer of all rights and duties set forth in this Shareholders’ Agreement and/or in NET Shareholders’ Agreement, it being hereby agreed that: (i) no acquirer of the NEWCO Shares owned by GLOBO (and its corresponding Related Parties), except for EMBRATEL or any of its Related Parties, shall acquire, be entitled to, or assume any of the rights and obligations set forth in Articles 3 and 6 of NET Shareholders’ Agreement and in Articles 5, 6, 7, 8 and 9  of this Shareholders’ Agreement, being entitled to and assuming, however, the Tag-Along Right and the other obligations set forth in NET Shareholders’ Agreement and in this Shareholders’ Agreement; and (ii) any acquirer of the NET Shares and of the NEWCO Shares owned by EMBRATEL (and its corresponding Related Parties) shall be subject to all obligations and shall have all rights of EMBRATEL under this Shareholders’ Agreement and under the NET Shareholders’ Agreement, without limitation;

(b)       in addition to the Tag-Along Right and to the Right of First Refusal set forth in letter “a” above, any Transfer, on any account, by GLOBO or by EMBRATEL, of the NEWCO Shares and/or of the NET Shares, wholly or in part, subject to this Shareholders’ Agreement and to NET Shareholders’ Agreement, to or to the benefit of a NET SERVIÇOS Competitor, pursuant to an analysis in good faith to be adopted by the remaining NEWCO Shareholder is hereby expressly prohibited. If such remaining NEWCO Shareholder decides, in good faith, to prohibit the Transfer of shares of the other NEWCO Shareholder to a NET SERVIÇOS Competitor, such NEWCO Shareholder may not make the Transfer while the proposed acquirer holds the direct or indirect equity interest in the capital stock or in the management of a business or company that is a NET SERVIÇOS Competitor.

3.3.      Without prejudice to the rules set forth in Article 3.2 above, if: (a) any of the NEWCO Shareholders wishes to make (in a single transaction or by means of several separate transactions) a Transfer of NEWCO Shares; and/or (b) EMBRATEL wishes to make (in a single transaction or by means of several separate transactions) a Transfer of NET Shares owned by it representing at least an Adjusted Equity Interest of fifty percent (50%) of the voting capital of NET SERVIÇOS, or which results in the Transfer of the Control of NET SERVIÇOS, in any of the cases (a) and (b) to a third party in good faith (the “Offeror”), it must give written notice to the other NEWCO Shareholder, sending copies of the offer received and specifying in the notice, for purposes of exercise of the Tag-Along Right or of the Right of First Refusal (the “Notice”): (i) the name and identification of Offeror and, if Offeror is a company, the Notice shall also identify the corresponding shareholders or members holding, directly or indirectly, the control of Offeror and/or equity interest representing ten percent (10%) or more of its voting capital stock and/or of its total capital stock; (ii) price per NEWCO Share and/or NET Share and conditions of payment; (iii) lot of NEWCO Shares and/or NET Shares, as the case may be, to be acquired (the “Offered Shares”); (iv) other relevant terms and conditions of the offer (the “Offer”); and (v) statement of the offering shareholder (the “Offering Shareholder”) with respect to acceptance of the offer and agreement of Offeror to adhere to this Shareholders’ Agreement and to NET Shareholders’ Agreement (subject to the applicable provisions of Article 3.2.(a)), as the case may be.

3.3.1.   The other NEWCO Shareholder (the “Offered Shareholder”) shall have thirty (30) days as of the date of receipt of the Notice to inform the Offering Shareholder, in writing, of its interest in exercising any of the following rights, at its sole discretion: (i) the tag-along right to adhere to the sale of the Offered Shares, in which case the Offering Shareholder shall be required to include in the sale to Offeror, along with the Offered Shares, all, and no less than all, the NEWCO Shares and the NET Shares held by the Offered Shareholder, pursuant to the same terms and conditions of the Offer and based on the price per NEWCO Share and/or NET Share offered by Offeror (the “Tag-Along Right”); or (ii) the right of first refusal for acquisition by the Offered Shareholder of all Offered Shares, pursuant to the same terms and conditions of the Offer and based on the price per NEWCO Share and/or NET Share offered by Offeror (the “Right of First Refusal”).

3.3.1.1. In any of the events of Article 3.3.1 above, the price to be paid as a result of the Transfer shall take into consideration the price per NET Share offered by Offeror and the Adjusted Equity Interest held by the Offered Shareholder (in the event of the Tag-Along Right) or the Adjusted Equity Interest proportionally to the Offered Shares (in the event of the Right of First Refusal), so that in the event of Transfer of NEWCO Shares, the price corresponding to the indirect equity interest in NET SERVIÇOS held by NEWCO is proportionally allocated in the NEWCO Shares.

3.3.2.   In the event of exercise of the Tag-Along Right, the Offered Shareholder shall have the right to Transfer to Offeror, indistinctly, NEWCO Shares or NET Shares, as the case may be, in a number to be calculated pursuant to the provisions of Article 3.3.1.1 above.

3.3.3.   In the event of exercise of the Tag-Along Right by the Offered Shareholder, the Offered Shares and all NEWCO Shares and/or NET Shares held by the Offered Shareholder shall be transferred to Offeror upon payment of the respective price, pursuant to the terms and conditions of the Offer, on the later of: (i) thirty (30) days after receipt of an affirmative answer from the Offered Shareholder with respect to exercise of the Tag-Along Right; and (ii) the date of the prior authorization required by the law or regulation applicable to the Transfer, should this be the case, including the approval of ANATEL and CADE, as applicable.

3.3.4.   In the event of exercise of the Right of First Refusal by the Offered Shareholder, all Offered Shares shall be transferred to the Offered Shareholder upon payment of the respective price, pursuant to the terms and conditions of the Offer, on the later of: (i) thirty (30) days after receipt of an affirmative answer from the Offered Shareholder; and (ii) the date of the prior authorization required by the law or regulation applicable to the Transfer, should this be the case, including the approval of ANATEL and CADE, as applicable.

3.3.5.   After the end of the term for statement of the wish to exercise the Tag-Along Right and the Right of First Refusal without any statement of the Offered Shareholder, the Offering Shareholder may, except in the event of exercise of veto right by the Offered Shareholder pursuant to the provisions of letter “b” of Article 3.2., Transfer the Offered Shares to Offeror, pursuant to the same terms and conditions set forth in the Offer. Such Transfer shall be conditional upon adhesion of Offeror to this Shareholders’ Agreement and/or to NET Shareholders’ Agreement, as the case may be, subject to the applicable provisions of Article 3.2 (a).

3.3.6.   In any case, if the Offer is changed in any of its terms, the Offering Shareholder shall give a new notice to the Offered Shareholder, repeating the procedure set forth in this Article 3.3 and corresponding sub-items.

3.3.7.   If the Offering Shareholder fails to transfer the Offered Shares to the Offeror within ninety (90) days after the Notice, the Tag-Along Right and the Right of First Refusal shall be reestablished, and the procedure set forth in this Article 3.3 and corresponding sub-items shall be repeated.

3.3.8.   The provisions of this Article 3 shall apply to the Transfer of the rights to subscribe NEWCO Shares and NET Shares as a result of a capital increase and issuance of warrants in NEWCO Shares or NET Shares, or any other instrument convertible into NEWCO Shares or NET Shares, and the terms set forth in Articles 3.3.1 and 3.3.5 shall be reduced to fifteen (15) days.

3.4.      The restrictions on the Transfer of the NEWCO Shares and of the NET Shares set forth in this Article 3 shall not apply to the Transfers occurred between the NEWCO Shareholders and their respective Related Parties.

3.5.      If NEWCO Shares or NET Shares are Transferred to Related Parties pursuant to the provisions of Article 3.4 above, (i) the Related Party shall subrogate to all rights and obligations of the NEWCO Shareholder that has transferred it the shares, adhering to this Shareholders’ Agreement and/or to the NET Shareholders’ Agreement, as the case may be; and (ii) in the event of transfer, sharing or loss of Control of the Related Party, without prejudice to the veto right of the Offered Shareholder set forth in Article 3.2.(b), the NEWCO Shareholders shall have the right to exercise the Right of First Refusal to acquire all NEWCO Shares and/or NET Shares owned by the Related Party – in this last case and if it is a Related Party of EMBRATEL, only if the NET Shares owned by it represent at least an Adjusted Equity Interest of fifty percent (50%) of the voting capital of NET SERVIÇOS, or the Control of NET SERVIÇOS, pursuant to the provisions of Article 3.3 above –, which shall be required to sell all its NEWCO Shares and NET Shares to the other NEWCO Shareholder,  pursuant to the procedures defined in Article 3.3 and its respective sub-items, as applicable, it being understood that the price shall be set forth by a class A financial institution, which shall evaluate the equity interest held by the Related Party in NEWCO and in NET SERVIÇOS.

3.5.1.   In view of the fact that EMBRATEL is a Related Party of AMERICA MÓVIL, it is hereby agreed that a possible Transfer, sharing or loss of Control of Embratel, directly or indirectly, by AMERICA MÓVIL shall be subject to the provisions of Article 3.5 above.

4.         PURPOSE AND BY-LAWS OF NEWCO

4.1.      NEWCO shall be governed by the provisions of this Shareholders’ Agreement, by the applicable legal provisions, as well as by the provisions of the By-Laws of NEWCO.

4.2.      The sole purpose of NEWCO is to hold interest in NET SERVIÇOS, it being understood that the engagement in any other activity, the involvement in any other business or the acquisition of assets or property, or also the assumption of liabilities of any kind by NEWCO, which are not directly related to attainment of its purpose, shall be conditional upon the prior, express and unanimous approval of the NEWCO Shareholders, in a shareholders’ meeting especially called and held for this purpose.

5.         SHAREHOLDERS’ MEETINGS OF NEWCO

5.1.      Provided the special cases set forth by law and subject to the provisions of Article 5.1.1 below, the resolutions of the shareholders’ meeting of NEWCO shall be passed by a majority vote of the attending shareholders, excluding blank votes, except for the following decisions, which shall require the affirmative vote of GLOBO and the affirmative vote of EMBRATEL:

(i)                 any capital increase of NEWCO (except for the incorporation of reserves, as required by law or for the purpose of obtaining funds for a capital increase of NET SERVIÇOS), share split or reverse split, redemption or purchase of shares to be cancelled or held in treasury, issuance or sale of any securities of NEWCO, whether or not convertible into shares, including, without limitation, the creation of preferred shares, issuance of debentures, warrants, profit-sharing bonds or options to purchase or subscribe shares;

(ii)               any amendment to the By-Laws of NEWCO, as effective on the date hereof, except for purposes of changing the amount of the capital stock of NEWCO as a result of a duly approved capital increase;

(iii)             the engagement in any activity not expressly provided in the purpose of NEWCO;

(iv)             the Transfer or creation of any Lien, on any account, of the NET Shares held by NEWCO;

(v)               any amendment to, renewal, waiver of rights or termination of NET Shareholders’ Agreement;

(vi)             spin-off, consolidation, merger of NEWCO or of shares of NEWCO by another company or of another company by NEWCO, conversion or other forms of corporate restructuring;

(vii)           failure to distribute or distribution of dividends and/or interest on stockholders’ equity in other amount than the full dividend received by NEWCO as a result of ownership of the NET Shares;

(viii)         attribution to third parties, including managers and employees, of profit sharing of NEWCO or the grant of call options;

(ix)             registration of NEWCO as a publicly-held corporation;

(x)               authorization to the managers of NEWCO to declare bankruptcy or initiate court-supervised or out-of-court reorganization proceedings; and

(xi)            liquidation and dissolution of NEWCO.

            5.1.1.   The affirmative vote of GLOBO shall be required as a condition for approval of the matters set forth in Article 5.1 whenever and as long as GLOBO, its successors and permitted assigns directly or indirectly hold at least ten million four hundred and ninety thousand one hundred and twenty-four (10,490,124) NEWCO Shares, regardless of the type and percentage they represent with respect to the voting or total capital stock of NEWCO.

5.1.2.   If the minimum quorum for resolution set forth by law or in Article 5.1 of this Shareholders’ Agreement is not reached in any shareholders’ meeting, the matter shall be deemed not approved.

5.2.      The shareholders’ meetings of NEWCO shall be called by the chief executive officer of NEWCO, whenever deemed convenient or required, and also at the request of any of the NEWCO Shareholders, which request shall be accompanied by a description of the matters to be discussed at the shareholders’ meeting.

5.3.      Without prejudice to the formalities set forth in the applicable law, the NEWCO Shareholders shall be called for the shareholders’ meetings of NEWCO by means of a written notice sent in the form of Article 14.2 of this Shareholders’ Agreement, at least eight (8) days before the scheduled date for the meeting. Regardless of the formalities with respect to the call notice for shareholders’ meetings set forth in this Article, shareholders’ meetings attended by all shareholders shall be deemed regularly convened.

5.4.      The shareholders’ meetings shall be chaired by the chief executive officer of NEWCO and a person designated by the chief executive officer shall be the secretary, it being understood that the chair of the shareholders’ meeting shall not record any resolution passed in noncompliance with the provisions of this Shareholders’ Agreement, in the form of article 118 of Law No. 6404/76.

6.         PRIOR MEETING

6.1.      GLOBO and EMBRATEL agree to instruct and determine NEWCO to vote, and NEWCO agrees to vote, either directly or by means of its representatives lawfully appointed, at the Prior Meeting(s) of NET, as established by GLOBO and EMBRATEL at the Prior Meeting(s) in the form provided in the following Articles.

6.2.      In order to implement the rule set forth in Article 6.1 above, the representatives of GLOBO and of EMBRATEL (or of its Related Parties owning NEWCO Shares, as the case may be, which shall be included in the definition of GLOBO and EMBRATEL for purposes of this Article 6), shall meet before (“Prior Meeting”) any and all Prior Meeting of NET to analyze, discuss, resolve on and determine the vote of NEWCO on the Relevant Matters to be discussed in such Prior Meeting, provided, however, that the concept of Relevant Matters and, consequently, the need for approval by GLOBO and by EMBRATEL within the scope of a Prior Meeting, expressly excludes the matters related to provision of the telecommunications services provided now or in the future by NET SERVIÇOS and/or by its controlled companies.

6.3.      The Prior Meetings shall be called by GLOBO or by EMBRATEL at least ten (10) Business Days before the respective Prior Meeting of NET, by means of a correspondence sent pursuant to Article 14.2, which may designate in writing the representatives of the Parties who shall participate in such Prior Meetings.

6.3.1.   The Prior Meeting shall occur on the second (2nd) Business Day before the date of the Prior Meeting of NET or on other date agreed by GLOBO and EMBRATEL in each case, but in any case before occurrence of the Prior Meeting of NET.

6.4.      The Prior Meeting shall occur during business hours at the headquarters of NEWCO or in any other place acceptable to all NEWCO Shareholders. A Prior Meeting shall be deemed regularly called if the representative(s) of GLOBO and of EMBRATEL are present at the Prior Meeting, regardless of the time and place.

6.5.      The NEWCO Shareholders and NEWCO agree that approval of the Relevant Matters shall be conditional upon the affirmative vote of GLOBO and of EMBRATEL at a Prior Meeting called and held in the form of this Shareholders’ Agreement. If the matter at issue is not approved by both representatives of GLOBO and of EMBRATEL gathered in a Prior Meeting duly convened and held as provided herein, then GLOBO and EMBRATEL agree to cause NEWCO to reject, and NEWCO agrees to reject the proposal in the respective Prior Meeting of NET, so as to maintain, in any case, the situation preceding the proposed resolution.

6.5.1.   EMBRATEL shall cause the Officers of NEWCO designated by it to fully comply with the decisions made at the Prior Meetings, and they shall be unconditionally subject thereto, in the form provided in article 118 and paragraphs of Law No. 6404/76, as amended.

6.5.2.   NEWCO and EMBRATEL, either by means of their representatives at a Shareholders’ Meeting, or by means of the members of the Board of Directors designated by EMBRATEL, as the case may be, agree not to prevent analysis of and/or voting, as resolved at the Prior Meeting, on any Relevant Matter to be submitted to the Shareholders’ Meeting of NET SERVIÇOS or to the Board of Directors of NET SERVIÇOS and, furthermore, not to fail to participate or to cause NEWCO, as the case may be, to participate in any of these meetings.

                        6.5.2.1. GLOBO and EMBRATEL may, alternatively, participate in the Prior Meeting by means of videoconference or any other means of communication previously defined by the Parties.

6.5.3.   Summary minutes of the resolutions passed at the Prior Meeting shall be drawn up, and they shall be binding, for all legal purposes, upon NEWCO’s vote to be exercised at NET Prior Meetings.

6.6.      For purposes of the provisions of this Article 6, the following Relevant Matters Subject to Special Quorum of the Shareholders’ Meeting shall be conditional upon approval at a Prior Meeting to determine the exercise of NEWCO’s vote at NET Prior Meetings, and the matters relating to the provision of the telecommunications services developed by NET SERVIÇOS and/or by its controlled companies now or in the future are hereby expressly excluded from the concept of Relevant Matters, pursuant to Article 6.2 above:

(a)        any corporate restructuring of NET SERVIÇOS, including by means of consolidation, merger, merger of shares and spin-off, if this corporate restructuring (i) does not establish that NET SERVIÇOS shall be the surviving or absorbing company; (ii) involves companies or assets outside the scope of the purpose of NET SERVIÇOS; or (iii) establishes the execution of business agreements between, on the one part, any NEWCO Shareholder or any of its Related Parties and, on the other part, the counterparty of the corporate restructuring transaction and/or its Related Parties;

(b)       amendment to the By-Laws of NET SERVIÇOS with respect to the structure of the Board of Directors of NET SERVIÇOS and executive board of NET SERVIÇOS with regards to the powers and the quorum to open meetings exclusively to the extent to which such amendment affects the exercise of GLOBO’s rights, pursuant to the provisions of NET SERVIÇOS Shareholders’ Agreement or to the provisions of this Shareholders’ Agreement; and

(c)        exercise by NET SERVIÇOS of its voting rights in any company controlled by it, with respect to any of the matters described in this Article 6.6.

6.7.      For purposes of the provisions of this Article 6, the following Relevant Matters Subject to Special Quorum of the Board of Directors shall be conditional upon approval at a Prior Meeting for the exercise of NEWCO’s vote at NET Prior Meetings, and the matters relating to the provision of the telecommunications services developed by NET SERVIÇOS and/or by its controlled companies now or in the future are hereby expressly excluded from the concept of Relevant Matters, pursuant to Article 6.2 above:

(a)        amendment to any term or condition, termination, cancellation or non-renewal of any agreement or business relationship between NET SERVIÇOS and any Related Party of GLOBO;

(b)       execution or renewal of or amendment to any term or condition of purchase agreements for the broadcast of International Channel (“Acquisition for the Broadcast of International Channel”) by NET SERVIÇOS, it being understood that the unfavorable vote shall not apply to the event of Acquisition for the Broadcast of International Channel by means of mobile platform (including, without limitation, mobile broadband, mobile internet, mobile data, mobile data and voice transmission services, regardless of the type of device used for reception thereof). In addition, the unfavorable vote shall lose effectiveness in the following events: (i) if this International Channel that received an unfavorable vote is broadcasted or if the broadcast thereof is renewed by the Brazilian market Operator (except for NET SERVIÇOS and its Affiliates, which shall not  be included in this definition) holding the largest subscribers base in the country, pursuant to data disclosed by the National Agency of Telecommunications (“ANATEL”) or by another agency or governmental entity that may replace it in the future, or if these data are no longer officially disclosed by these entities, in accordance with criteria set forth by the NEWCO Shareholders; or, furthermore, (ii) if this International Channel that received an unfavorable vote is broadcasted by an Operator and, after such broadcast, such Operator has had, in any period of three (3) consecutive months, limited to up to one (1) year after commencement of the broadcast of the International Channel, an increase of more than thirty (30) percentage points in the percentage resulting from the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, compared with the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, in the three (3) months before commencement of the broadcast of such International Channel, application of this event (ii) shall not be automatic and, for such purpose, the Shareholders agree, in good faith and before taking any action, to discuss the impact resulting from the broadcast of such International Channel on the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, to analyze the convenience of broadcasting such International Channel by NET SERVIÇOS. If the shareholders have failed to reach an agreement with respect to the impact of the broadcast of such International Channel, and if such Operator has obtained, in any period of six (6) consecutive months after commencement of the broadcast, limited to up to one (1) year after commencement of the broadcast of the International Channel, an increase of more than thirty (30) percentage points in the percentage resulting from the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, compared with the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, in the six (6) months before commencement of the broadcast of the International Channel, the unfavorable vote to the broadcast of such International Channel shall automatically lose effectiveness, provided the net increases of pay-television subscribers of this period in the packages including such International Channel represent a significant percentage of the net increases of pay-television subscribers of the Operator in this same period. For purposes of this event (ii), the existence of a significant percentage shall be automatically characterized whenever the International Channel that received the unfavorable vote is included in the basic plan of the Operator; or, furthermore, (iii) if this International Channel that received an unfavorable vote is broadcasted by a company that uses an on-demand video services platform, regardless of the technology, equivalent to the on-demand video services platform of NET Serviços offered now or in the future and with a non-free business model (“Equivalent Platform”) for the broadcast of such International Channel and which has presented, in any three (3)-consecutive month period, an accrued growth of this respective Equivalent Platform proportionally higher than the accrued growth of the on-demand video services platform of NET Serviços and its direct controlled companies, application of this event (iii) shall not be automatic and, for that purpose, the Shareholders agree, in good faith and before taking any action, to discuss the impact resulting from the broadcast of such International Channel on the on-demand video services platform of NET Serviços and of such company to evaluate the convenience of the broadcast of such International Channel by NET SERVIÇOS in its aforementioned platform. If the shareholders fail to reach an agreement with respect to the impact of the broadcast of such International Channel, and if such company has obtained, in any six (6)-consecutive month period, an accrued growth proportionally higher than the accrued growth of the on-demand video services platform of NET Serviços and its direct controlled companies, the unfavorable vote to the broadcast of such International Channel shall automatically lose effectiveness for the broadcast thereof in an on-demand video services platform of NET Serviços and its direct controlled companies. For purposes of measuring the growth of such company, the volume of downloads monthly made by the users of Virtua service shall be taken into consideration, until the parties agree to adopt another form of measurement; and

 (c)       the exercise by NET SERVIÇOS of its voting rights in any company controlled by it, with respect to any of the matters described in this Article 6.7.

6.8.      NEWCO, EMBRATEL and NET SERVIÇOS shall neither authorize nor approve, within the scope of NET SERVIÇOS or of its controlled companies, any matter that is a Relevant Matter, pursuant to this Shareholders’ Agreement and to NET Shareholders’ Agreement, and they shall neither allow nor approve any of these matters to be implemented by NET SERVIÇOS or by any company controlled by NET SERVIÇOS, without obtainment of approval thereof at a Prior Meeting, representing the quorum set forth in Article 6.5 above, except for the matters excluded from the powers of the Prior Meeting, pursuant to Article 6.2 above.

6.9.      The affirmative vote of GLOBO shall be required as a condition for approval of the Relevant Matters whenever and as long as GLOBO, its successors and permitted assigns hold, directly or indirectly, at least ten million four hundred and ninety thousand one hundred and twenty-four (10,490,124) NEWCO Shares, regardless of the type and percentage they represent with respect to the voting or total capital stock of NEWCO.

7.         MANAGEMENT

7.1.      NEWCO shall be managed by an executive board composed of two (2) officers, one (1) of whom shall be the chief executive officer and one (1) shall be the managing officer, who shall be elected and removed from office by the Shareholders’ Meeting of NEWCO for a term of office of three (3) years.

7.1.1.   The NEWCO Shareholders agree that the NEWCO Shareholder owning a majority of the voting NEWCO Shares shall be entitled to designate the two (2) officers of NEWCO, who may be substituted at any time at the written request of such NEWCO Shareholder.

7.2.      NEWCO shall always be represented by (i) two (2) officers; or (ii) by any officer together with an attorney-in-fact with special powers, provided such attorney-in-fact has been designated by two (2) officers in the form of item (i) of this Article.

7.3.      GLOBO and EMBRATEL expressly agree that, if this comes to be permitted by the applicable law in view of an amendment to the law and/or regulations, and during effectiveness of this Shareholders’ Agreement, GLOBO shall have the right to designate one (1) member of the Board of Directors of NET SERVIÇOS, as well as his or her respective deputy, who shall be duly elected in a Shareholders’ Meeting of NET with the affirmative vote of NEWCO and EMBRATEL.

8.         BUSINESS LIMITATIONS

8.1.      AMERICA MÓVIL may not and it shall cause any Related Party of AMERICA MÓVIL not to hold, conduct or participate in the management of any of the following businesses conducted in Brazil:

(a)               broadcast television; and

(b)       business involving the production of Contents, it being hereby agreed that AMERICA MÓVIL and its Related Parties may own, conduct or participate in the management of a business that produces Contents for distribution via the internet, provided such Contents are not Brazilian Contents.

8.1.1.   The provisions of Article 8.1 shall not prevent AMERICA MÓVIL or its Related Parties from operating or holding any data processing or internet business (including internet or ISP portals), except if such business involves the production of prohibited Contents pursuant to the provisions of letter “b” of this Article 8.1.

8.2.      The obligations of AMERICA MÓVIL, including with respect to its Related Parties, as set forth in Article 8.1 above, shall be effective for as long as this Shareholders’ Agreement is effective.

9.         OTHER OBLIGATIONS AND RIGHTS OF THE SHAREHOLDERS

9.1.      Subject to the provisions of Article 6.2 above, and during effectiveness of this Shareholders’ Agreement, NEWCO shall provide GLOBO and, in any case, within up to two (2) Business Days after the corresponding receipt, issuance and/or preparation by NEWCO, with: (i) all call notices to NET Prior Meetings, Shareholders’ Meetings of NET SERVIÇOS and/or Meetings of the Board of Directors of NET SERVIÇOS, along with all supporting documents provided by NET SERVIÇOS to its shareholders and/or to the members of the Board of Directors of NET SERVIÇOS; (ii) all minutes of NET Prior Meetings, Shareholders’ Meeting of NET SERVIÇOS and/or Meetings of the Board of Directors of NET SERVIÇOS, along with all exhibits and/or related documents, as recorded in its books; and (iii) other documents that may be required by GLOBO and which, pursuant to the applicable law, are available to shareholders and/or members of the Board of Directors of NET SERVIÇOS for them to be aware of the situation of NET SERVIÇOS.

            9.1.1.   GLOBO shall have the right to request NEWCO copies of the aforementioned documents, in which case NEWCO (by means of its officers or representatives) shall be required to visit the headquarters of NET SERVIÇOS, to request access to the documents requested by GLOBO and to provide true copies of these documents, which shall be delivered to GLOBO as soon as possible.

            9.1.2.   GLOBO shall have the right to request NEWCO, in which case NEWCO (by means of its officers or representatives) shall be required to visit the principal place of business of NET SERVIÇOS, to request NET SERVIÇOS and to provide GLOBO, within three (3) Business Days after delivery of the respective request, with a written statement, signed by the legal representatives of NET SERVIÇOS, declaring that the representations, warranties and obligations assumed by NET SERVIÇOS pursuant to NET Shareholders’ Agreement have been, as from the date hereof, and still remain fully complied with.

9.2.      Subject to the provisions of Article 6.2 above and during effectiveness of this Shareholders’ Agreement, NEWCO shall provide GLOBO and, in any case, within up to two (2) Business Days after a request made by Globo, with the documents and/or information required for consolidation, by GLOBO, of its accounting information, as required by its independent auditors, and which shall be provided pursuant to the applicable law.

10.       CONFLICT RESOLUTION AND ENFORCEMENT OF THE AGREEMENT

10.1.    The NEWCO Shareholders agree that all conflicts arising out of this Shareholders’ Agreement and of the transactions contemplated herein shall be finally, solely and exclusively resolved by arbitration, which shall be conducted in Portuguese and English in the city of Rio de Janeiro, State of Rio de Janeiro, pursuant to the Rules of Arbitration of the International Chamber of Commerce ( “ICC”). The procedures shall be transcribed in Portuguese and English. Arbitration shall be conducted by an arbitral tribunal composed of three (3) arbitrators. The arbitrators who shall compose the arbitral tribunal shall be chosen as follows: (a) the first arbitrator shall be designated by the party commencing the arbitration, at the time of presentation of the request for arbitration; (b) the second arbitrator shall be designated by the counterparty, upon presentation of its answer (which shall occur thirty (30) days after receipt of the request for arbitration by the counterparty); and (c) the third arbitrator (who shall be the chair) shall be designated by the parties subject to the arbitration within thirty (30) days after designation of the second arbitrator or, if the parties fail to reach an agreement on the designation, by the ICC International Court of Arbitration. The arbitral award shall be final, conclusive and binding with respect to the parties, and any decision contained in the arbitral award shall be acknowledged and enforceable in any court of competent jurisdiction. The NEWCO Shareholders agree that the arbitration shall be granted strict confidential treatment and that no information or document, including any motion or documents, exchanged or produced in such arbitration (including, but not limited to, dossiers and other documents submitted or exchanged, any testimony or oral statement, and any award) shall be disclosed outside the scope of the arbitral tribunal, of the Secretariat of the ICC International Court of Arbitration, of the parties, of their counsel and of any other person required for conduction of the arbitration, except as required in proceedings to acknowledge or enforce the arbitral award, if any, or in order to comply with disclosure obligations imposed by any applicable law.

10.2.    The NEWCO Shareholders agree that the arbitration proceedings described in Article 10.1 are the only and exclusive form by means of which the NEWCO Shareholders shall resolve conflicts arising out of or relating to this Shareholders’ Agreement; it being agreed, however, that the NEWCO Shareholders expressly agree that no provision of this Shareholders’ Agreement shall prevent the NEWCO Shareholders from submitting any matter to the courts, for which purpose the parties hereby elect the courts of the Judicial District of the City of Rio de Janeiro, for the sole purpose of obtaining a provisional remedy or injunctive relief required only to maintain the status quo or to otherwise prevent irreparable damage to any of the parties pending the outcome of the arbitration.

10.3.    The payment of indemnity for losses and damages as a result of failure to comply with the provisions of this Shareholders’ Agreement shall not be sufficient, and it shall neither exclude the specific performance contemplated herein nor exempt the party responsible for breach of this Shareholders’ Agreement from the other consequences provided by law.

11.       TERM OF THE AGREEMENT

11.1.    This Shareholders’ Agreement shall be effective for as long as GLOBO (its successors or assigns) directly or indirectly holds at least ten million two hundred and fifty thousand six hundred and forty-eight (10,250,648) NEWCO Shares, regardless of the type and of the percentage they represent with respect to the voting or total capital stock of NEWCO, except with respect (i) to the Right of First Refusal of EMBRATEL with respect to the NEWCO Shares held by GLOBO; and (ii) to the Tag-Along Right of GLOBO, which shall be effective and applicable in the form of Article 3 above, as long as GLOBO (its successors or assigns) directly or indirectly hold any number of NEWCO Shares.

11.2.    Termination or declaration of invalidity of NET Shareholders’ Agreement shall not jeopardize the validity and effectiveness of this Shareholders’ Agreement, which shall remain effective in accordance with its current terms, with respect to the NEWCO Shareholders and their successors, excluding, however, the references to NET Shareholders’ Agreement and other related provisions or provisions applicable as a result of the existence of NET Shareholders’ Agreement.

12.       REPRESENTATIONS AND WARRANTIES

12.1.    GLOBO represents and warrants to EMBRATEL the following:

12.1.1. Authority with Respect to this Shareholders’ Agreement. GLOBO has full legal capacity and has obtained all corporate authorizations to execute this Shareholders’ Agreement and to consummate the transactions contemplated herein. This Shareholders’ Agreement has been duly and validly executed and constitutes a valid and binding agreement, enforceable with respect to GLOBO in accordance with its terms.

12.1.2. Non-Violation. Execution of this Shareholders’ Agreement (i) neither violates nor will violate any provision of the By-Laws or other corporate document of GLOBO; (ii) neither violates nor will violate, neither breaches nor will in any way breach, neither constitutes nor will constitute and neither causes nor will cause noncompliance with any contractual provision, commitment or other relevant obligation to which GLOBO is a party or by which it is bound; (iii) neither breaches nor will breach any provision of law, decree, rule or regulation, administrative or court order to which GLOBO is subject; and (iv) neither requires nor will require any consent, approval or authorization from, warning to, or filing or registration with any individual or legal entity, or court in the case of Brazil, provided the authorizations and other formalities already set forth in this Shareholders’ Agreement and those that have already been obtained and are in effect on the date hereof.

12.2.    EMBRATEL represents and warrants to GLOBO the following:

12.2.1. Authority with Respect to this Shareholders’ Agreement. EMBRATEL has full legal capacity and has obtained all corporate authorizations to execute this Shareholders’ Agreement and to consummate the transactions contemplated herein. This Shareholders’ Agreement has been duly and validly executed and constitutes a valid and binding agreement, enforceable against EMBRATEL in accordance with its terms.

12.2.2. Non-Violation. Execution of this Shareholders’ Agreement (i) neither violates nor will violate any provision of the By-Laws or other corporate document of EMBRATEL; (ii) neither violates nor will violate, neither breaches nor will in any way breach, neither constitutes nor will constitute and neither causes nor will cause noncompliance with any contractual provision, commitment or other relevant obligation to which EMBRATEL is a party or by which it is bound; (iii) neither breaches nor will breach any provision of law, decree, rule or regulation, administrative or court order to which EMBRATEL is subject; and (iv) neither requires nor will require any consent, approval or authorization from, warning to, or filing or registration with any individual or legal entity, or court provided the authorizations and other formalities already set forth in this Shareholders’ Agreement and those that have already been obtained and are in effect on the date hereof.

12.3.    The parties acknowledge that the transactions that are the subject matter of this Shareholders’ Agreement have been agreed under the condition that none of the parties has provided or will provide any representation or warranty to the other party in addition to those expressly provided in this Article 12.

13.       PUBLICITY AND REGISTRATION OF THE AGREEMENT

13.1.    This Shareholders’ Agreement shall be filed at the headquarters of NEWCO and of NET SERVIÇOS and recorded in its respective corporate books and records, and the provisions contained herein shall be observed by NEWCO and by NET SERVIÇOS in accordance with and for the purposes set forth in article 118 of Law No. 6404/76. NEWCO shall annotate, at the margin of the registered share register related to the shares issued by NEWCO and owned by GLOBO and by EMBRATEL, the following text: “The shares represented by this record, including the transfer or encumbrance thereof on any account or the exercise of voting rights are subject to the liens and to the system of the NEWCO Shareholders’ Agreement dated December  , 2012, under penalty of ineffectiveness of the transfer, encumbrance or of the exercise of voting rights.” NEWCO and EMBRATEL shall cause annotation, at the margin of the registered share register related to the shares issued by NET SERVIÇOS and owned by NEWCO and by EMBRATEL, of the following text: “The shares represented by this record, including the transfer or encumbrance thereof on any account or the exercise of voting rights are subject to the liens and to the system of the NEWCO Shareholders’ Agreement dated December   , 2012, under penalty of ineffectiveness of the transfer, encumbrance or of the exercise of voting rights.”

14.       GENERAL PROVISIONS

14.1.    This Shareholders’ Agreement shall be binding upon the parties and their successors and permitted assigns on any account.

14.2.    Any warning, notice, request or communication relating to this Shareholders’ Agreement, as well as any communication involving NEWCO and the NEWCO Shareholders, including to provide or receive information, shall be sent by mail or fax or otherwise, return receipt requested, to the respective representatives, located at the addresses informed below:

(i)        if to NEWCO:

attn. EG PARTICIPAÇÕES S.A.

Rua Regente Feijó, No. 166 – 16th  Floor- Part

Zip Code: 20060-060

Rio de Janeiro - RJ

Attn.: Isaac Berensztejn and Antônio Oscar de Carvalho Petersen Filho

Fax: 55 (21) 2121-6370

(ii)       if to GLOBO:

attn. GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

Avenida Afrânio de Melo Franco No. 135, 1st Floor

Zip Code: 22430-060

Rio de Janeiro - RJ

Brazil

Fax: (21) 2512-5046

Attn.: Rossana Fontenele Berto

Fax: (21) 2540-4731

Attn.: Antônio Cláudio Ferreira Netto

With copies to:

Souza, Cescon, Barrieu e Flesch Advogados

Avenida Funchal, No. 418, 11th Floor

São Paulo – SP

Brazil

Fax: 55-11-3089-6565

Attn.: Maria Cristina Cescon

(iii)      if to EMBRATEL:

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, No. 166, 16th Floor, Room 1687-B

Rio de Janeiro - RJ

Attn.: Isaac Berensztejn and Antônio Oscar de Carvalho Petersen Filho

Fax: 55 (21) 2121-6370

With copy to:

Xavier, Bragança Advogados

Avenida Rio Branco,No.1, 14th Floor, “A”,

Rio de Janeiro, RJ

Brazil

Fax:     55 (21) 2272-9216

Attn.: Alberto de Orleans e Bragança or Marcos Medeiros Coelho da Rocha

14.2.1. The communications made pursuant to the provisions of this Article 14.2 shall be deemed delivered (i) at the time of transmission, whenever they are transmitted by fax during business hours at the place of destination; (ii) at 9:00 a.m. of the Business Day immediately following the date of transmission, whenever transmitted by fax outside business hours at the place of destination; and (iii) at 9:00 a.m. of the third Business Day following the day of dispatch, whenever sent by courier.

14.2.2. The parties may change their respective addresses informed above, whenever the new address is located within the Brazilian territory, by means of a communication sent to all other parties.

14.2.3. AMERICA MÓVIL agrees to maintain an attorney-in-fact resident in Brazil with sufficient powers to receive any summons and notification relating to this Shareholders’ Agreement. The aforementioned attorney-in-fact may only be substituted or have his or her powers revoked after a written communication delivered to GLOBO pursuant to the provisions of this Article.

14.3.    AMERICA MÓVIL executes this agreement as guarantor, jointly and severally liable with EMBRATEL for compliance with all obligations of EMBRATEL set forth in this Shareholders’ Agreement.

14.4.    Any amendment to this Shareholders’ Agreement shall only be valid if made in writing and signed by all NEWCO Shareholders.

14.5.    This Shareholders’ Agreement and NET Shareholders’ Agreement (to the extent applicable) govern all relationships between the NEWCO Shareholders with respect to the matters that are the subject matter hereof, revoking and fully replacing any prior amendment, whether oral or written, among the NEWCO Shareholders with respect to NEWCO and/or to NET SERVIÇOS.

14.6.    Provided the events expressly contemplated herein, the obligations and rights of this Shareholders’ Agreement may neither be assigned nor transferred, wholly or in part.

14.7.    NET SERVIÇOS shall respect and observe this Shareholders’ Agreement for all applicable purposes hereof, as well as of the NET Shareholders’ Agreement.

14.8.    This Shareholders’ Agreement shall be governed by the laws of the Federative Republic of Brazil, subject to the provisions of article 118 of Law No. 6404/76. Any conflict resulting from or relating to the provisions of this Shareholders’ Agreement, individually or collectively with the Articles of Incorporation of NEWCO, including with respect to the respective validity, effectiveness and construction, as well as with the rules enacted by the Brazilian National Monetary Council, Central Bank of Brazil and Securities Commission shall be resolved by arbitration. Arbitration shall be conducted by one or more arbitrators chosen in the form set forth in this Shareholders’ Agreement.

14.9.    This Shareholders’ Agreement is executed in Portuguese. A non-sworn translation of this Shareholders’ Agreement into English is attached hereto for reference purposes. In the event of inconsistency between the Portuguese and English versions, the Portuguese version shall prevail.

IN WITNESS WHEREOF, the NEWCO Shareholders, as well as the intervening parties, execute this instrument in six (6) counterparts of equal contents and effect, along with two (2) witnesses.

Sao Paulo, December 21, 2012.

___________________________________________

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

___________________________________________

EMBRATEL PARTICIPAÇÕES S.A.

___________________________________________

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

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EG PARTICIPAÇÕES S.A.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

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AMERICA MÓVIL S.A.B. DE C.V.

Witnesses:

1. _______________________________ Name: ID:	2. _______________________________ Name: ID:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.